UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), on September 17, 2025, subsequently amended and restated on September 24, 2025 and further amended on October 16, 2025, October 29, 2025 and November 28, 2025 (“Schedule TO”), relating to the tender offer by the Purchaser for any and all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO. The Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, together, as amended or supplemented from time to time, constitute the “Offer”. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.

Only those items amended are reported in this Amendment No. 5. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 5 by reference. This Amendment No. 5 should be read with the Schedule TO and the Offer to Purchase.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meaning given to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 11, 2025, the Purchaser issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on December 10, 2025. A copy of the press release is incorporated by reference herein as Exhibit (a)(1)(iv) to the Schedule TO.

Equiniti Trust Company, LLC, the tender agent for the Offer, has advised The Purchaser that a total of approximately 15,526,020 Class A Common Shares were validly tendered into the Offer and not validly withdrawn, representing approximately 97.21% of the outstanding Class A Common Shares. In addition, Notices of Guaranteed Delivery have been delivered for 12,855 Class A Common Shares. As of the Expiration Date, all conditions to the Offer have been satisfied or waived. The Purchaser has accepted for payment, and expects to pay on December 15, 2025, an aggregate amount of U.S.$77.7 million for all such Class A Common Shares validly tendered and not validly withdrawn, in accordance with the terms of the Offer (excluding fees and other expenses related to the Offer). After giving effect to the purchase of the Class A Common Shares in the Offer, The Purchaser will own 97.29% of the outstanding Class A Common Shares.

Following the consummation of the Offer, The Purchaser intends to (i) cause all Class A Common Shares to be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934 and (ii) subject to applicable requirements under the laws of the Cayman Islands, conduct either a statutory merger, a court-sanctioned scheme of arrangement or a compulsory acquisition at the Offer Price for the Class A Common Shares held by any remaining holders.

Item 12. Exhibits

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following exhibit:

(a)(1)(iv) Press Release issued by the Purchaser with respect to the announcement of final results of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 11, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

	By:	/s/ Frederico da Cunha Villa
		Name:	Frederico da Cunha Villa
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Amended and Restated Offer to Purchase, dated September 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 24, 2025).
(a)(1)(ii)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)*	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)*	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)*	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(ii)*	Press Release issued by the Purchaser with respect to the extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Purchaser on October 16, 2025).
(a)(5)(iii)*	Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by Purchaser on October 29, 2025).
(a)(5)(iv)	Press Release issued by the Purchaser with respect to the announcement of final results of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)*	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Exhibit.

* Previously Filed

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